[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]



December 31, 2008


U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C.  20549

Re: JNLNY Separate Account IV
    (Ultimate Investor VUL and Advisor VUL)("Registrant")
    File Nos. 811-10463 and 333-118132 (Registration Statement)
    Series ID No. C000030284 and C000030286; CIK No.: 00001119482
    Request for Withdrawal of Registration Statement

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Jackson National Life Insurance Company of New York ("Jackson") and JNLNY Separate Account - IV (the "Registrant") hereby request the withdrawal of their Registration Statement on Form N-6 for Ultimate Investor VUL and Advisor VUL, initially filed with the U.S. Securities and Exchange Commission on August 11, 2004 (Accession No. 0000927730-04-000201)(CIK No. 00001119482), and any and all
amendments and definitive filings associated with it.

Jackson and the Registrant no longer contemplate offering the securities this registration statement concerns. Please note that this request for withdrawal is meant to extend to the registered status of the separate account, which is no longer the funding vehicle for other variable universal life insurance contracts of the company.

Please call me at (517) 367-3835 if you have any questions concerning this filing.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel